UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-35075

WESTERN COPPER AND GOLD CORPORATION
(Translation of registrant's name into English)

1200 – 1166 Alberni Street,
Vancouver, BC V6E3Z3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1 to 99.7 to this Report on Form 6-K are hereby incorporated by reference as Exhibits to the Registration Statement on Form F-10 of Western Copper and Gold Corp. (File No. 333-268467).

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Notice-and-Access Notification to Shareholders
99.2	Management Information Circular
99.3	Voting Instruction Form - BC
99.4	Voting Instruction Form - BN
99.5	Financial Statements Request Form
99.6	Form of Proxy
99.7	Notice of Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper and Gold Corporation
(Registrant)

Date: May 17, 2023	By:	/s/ Paul West-Sells
Paul West-Sells

	Title:	Chief Executive Officer